Shinhan Card resolved to pay interim cash dividends to Shinhan Financial Group

On December 16, 2011, Board of Directors of Shinhan Card, wholly-owned card subsidiary of Shinhan Financial Group (“SFG”), resolved to pay interim cash dividend of KRW 300 billion or KRW 2,393 per common share to its holding company. Since SFG wholly owns Shinhan Card, SFG will be receiving the total dividend amounts.